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                                                                      EXHIBIT 99


        DISCLOSURE REGARDING RISK FACTORS AND FORWARD-LOOKING STATEMENTS

         This exhibit contains a discussion of various risk factors and other information that should be carefully considered. The risks and uncertainties described below are not the only ones that impact International Remote Imaging Systems, Inc. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also have an adverse impact on us. Among other things, this exhibit contains forward-looking statements that are based on certain assumptions about future risks and uncertainties. We believe that our assumptions are reasonable. Nonetheless, it is likely that at least some of these assumptions will not come true. Accordingly, our actual results will probably differ from the outcomes contained in any forward-looking statements. These differences could be material. Factors that could cause or contribute to such differences include, among other things, those discussed below, as well as those discussed elsewhere in our Annual Report on Form 10-K for the fiscal year ended December 31, 2000, of which this exhibit forms a part.

OUR SUCCESS DEPENDS LARGELY ON SALES OF HIGH-PRICED LABORATORY INSTRUMENTS.

         Historically, we derived most of our revenues from the sale of high-priced urinalysis workstations. Relatively modest declines in unit sales or gross margins for this product line could diminish our revenues and profits.

WE ARE IN THE PROCESS OF DEVELOPING A NEW OPERATING PLATFORM FOR OUR URINALYSIS WORKSTATION.

     We currently use a unique multi-band image processor in our urinalysis workstations. The manufacturer has discontinued production of this processor. While we have secured a large inventory of these processors and routinely acquire more from customer "trade-ins," we must complete development of our new platform using an off-the-shelf microprocessor before we exhaust our supply of the old multi-band image processors. The failure to successfully and timely complete this transition would have a material and adverse affect on new system sales.

WE RELY ON SOME SINGLE-SOURCE SUPPLIERS FOR KEY COMPONENTS OF OUR INSTRUMENTS, AND IF ANY OF THESE SUPPLIERS DISCONTINUE PRODUCTION OF THESE COMPONENTS, OR WE ARE UNABLE TO REPLACE UNAVAILABLE COMPONENTS, IT COULD HARM OUR BUSINESS.

         Certain key components of our instruments are manufactured by single-source suppliers. For example, Roche Diagnostics is the sole source for our proprietary CHEMSTRIP/IRIStrip urine test strips and related urine test strip readers, both used in certain models of our urinalysis workstations. Any of our single-source suppliers could encounter production problems. If any single-source supplier has an interruption in its production or discontinues a key component, the volume of our instrument sales could be diminished and could harm our business, financial condition and operating results.

         Roche Diagnostics has exercised their right to terminate in 2003 the contracts relating to the supply of CHEMSTRIP/IRIStrip urine test strips and related urine test strip reader. Roche will continue to supply test strips and replacement readers to our installed base of workstations for six years after termination of these contracts, but they will not supply strips or readers for new workstation placements. We believe that we can successfully phase out their strips and readers without interruption in the sale of our workstations. However, the failure to successfully and timely complete this task would have a material adverse affect on our instrument sales and the revenue growth for system supplies and service. After termination, we will be permitted to modify our workstations to accommodate other test strip readers.

         In the past, single-source suppliers have discontinued their production of key components and we have successfully replaced those discontinued components with satisfactorily replacements components. However, if we are unable to replace unavailable components in the future, we are likely to experience a decrease in instrument sales.



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THE INTENSIFYING COMPETITION WE FACE FROM BOTH ESTABLISHED ENTITIES AND NEW
ENTRIES IN THE MARKET MAY ADVERSELY AFFECT OUR REVENUES AND PROFITABILITY.

         There are many companies with active research and development programs both in and outside of the clinical laboratory imaging systems field. Many of these companies have considerable experience in areas of competing interest to us. Additionally, we cannot determine if other firms are conducting potentially competitive research, which could result in the development and introduction of products that are either comparable or superior to the products we sell. Specifically, if a competitor introduces a new product that is comparable or superior to any model of our urinalysis workstation, then our unit sales or gross margins could be diminished. This in turn could have a material adverse effect on our overall financial condition and operations. Further, new product introductions, product enhancements and the use of other technologies by our competitors could lead to a loss of market acceptance and cause a decline in sales or gross margins.

OUR SUCCESS DEPENDS ON OUR ABILITY TO ATTRACT, RETAIN AND MOTIVATE MANAGEMENT AND OTHER SKILLED EMPLOYEES.

         Our success depends in significant part upon the continued services of key management and skilled personnel. Competition for qualified personnel is intense and there are a limited number of people with knowledge of, and experience in, our industry. We do not have employment agreements with most of our key employees. However, we generally enter into agreements with our employees regarding patents, confidentiality and related matters. We do not maintain life insurance polices on our employees. Our loss of key personnel, especially without advance notice, or our inability to hire or retain qualified personnel, could have a material adverse effect on our instrument sales and our ability to maintain our technological edge. We cannot guarantee that we will continue to retain our key management and skilled personnel, or that we will be able to attract, assimilate and retain other highly qualified personnel in the future.

ANY FAILURE TO SUCCESSFULLY INTRODUCE OUR FUTURE PRODUCTS AND SYSTEMS INTO THE MARKET COULD ADVERSELY AFFECT OUR BUSINESS.

         The commercial success of our future products and systems depends upon their acceptance by the medical community. Our future product plans include capital-intensive laboratory instruments. We believe that these products can significantly reduce labor costs, improve precision and offer other distinctive benefits to the medical research community. However, there is often market resistance to products which require significant capital expenditures or which eliminate jobs through automation. We can make no assurance that the market will accept our future products and systems, or that sales of our future products and systems will grow at the rates expected by our management.

IF WE FAIL TO MEET CHANGING DEMANDS OF TECHNOLOGY, WE MAY NOT CONTINUE TO BE ABLE TO COMPETE SUCCESSFULLY WITH OUR COMPETITORS.

         The market for our products and systems is characterized by rapid technological advances, changes in customer requirements, and frequent new product introductions and enhancements. Our future success depends upon our ability to introduce new products that keep pace with technological developments, enhance current product lines and respond to evolving customer requirements. Our failure to meet these demands could result in a loss of our market share and competitiveness and could harm our revenues and results of operations.

ANY FAILURE OR INABILITY TO PROTECT OUR TECHNOLOGY AND CONFIDENTIAL INFORMATION COULD ADVERSELY AFFECT OUR BUSINESS.

     PATENTS. Our commercial success depends in part on our ability to protect and maintain our automated intelligent microscopy (or AIM) and other proprietary technology. We have received patents with respect to portions of the technologies of AIM. However, ownership of technology patents may not insulate us from potentially damaging competition. Patent litigation relating to clinical laboratory instrumentation patents (like the ones we own) often involve complex legal and factual questions. Therefore, we can make no assurance that claims under patents currently held by us, or our pending or future patent applications, will be sufficiently broad to adequately protect what we believe to be our proprietary rights. Additionally, one or more of our patents could be circumvented by a



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competitor. We believe that our proprietary rights do not infringe upon the proprietary rights of third parties. However, third parties may assert infringement claims against us in the future. If we are unsuccessful in our defense against any infringement claim our patents, or patents in which we have licensed rights, may be held invalid and unenforceable.

     TRADE SECRETS. We have trade secrets, unpatented technology and proprietary knowledge related to the sale, promotion, operation, development and manufacturing of our products. We generally enter into confidentiality agreements with our employees and consultants. However, we cannot guarantee that our trade secrets, unpatented technology or proprietary knowledge will not become known or be independently developed by competitors. If any of this proprietary information becomes know to third parties, we may have no practical recourse against these parties.

     COPYRIGHTS. We claim copyrights in our software and the ways in which it assembles and displays images. We also claim trademark rights in the United States and other foreign countries. However, we can make no assurance that we will be able to obtain enforceable copyright and trademark protection, nor that this protection will provide us a significant commercial advantage.

     POTENTIAL LITIGATION EXPENSES. Offensive or defensive litigation regarding patent and other intellectual property rights could be time-consuming and expensive. Additionally, litigation could demand significant attention from our technical and management personnel. Any change in our ability to protect and maintain our proprietary rights could materially and adversely affect our financial condition and results of operations.

WE OPERATE IN A CONSOLIDATING INDUSTRY WHICH CREATES BARRIERS TO OUR MARKET PENETRATION.

         The healthcare industry in recent years has been characterized by consolidation. Large hospital chains and groups of affiliated hospitals prefer to negotiate comprehensive supply contracts for all of their supply needs at once. Large suppliers can often equip an entire laboratory and offer these hospital chains and groups one-stop shopping for laboratory instruments, supplies and service. Larger suppliers also typically offer annual rebates to their customers based on the customer's total volume of business with the supplier. The convenience and rebates offered by these large suppliers are administrative and financial incentives that we do not offer our customers. Our plans for further market penetration in the urinalysis market will depend in part on our ability to overcome these and any new barriers resulting from continued consolidation in the healthcare industry.

SINCE WE OPERATE IN THE MEDICAL TECHNOLOGY INDUSTRY, OUR PRODUCTS ARE SUBJECT TO GOVERNMENT REGULATION THAT COULD IMPAIR OUR OPERATIONS.

         Most of our products are subject to stringent government regulation in the United States and other countries. These regulatory processes can be lengthy, expensive and uncertain. Additionally, securing necessary clearances or approvals may require the submission of extensive official data and other supporting information. Our failure to comply with applicable requirements could result in fines, recall or seizure of products, total or partial suspension of production, withdrawal of existing product approvals or clearances, refusal to approve or clear new applications or notices, or criminal prosecution. If any of these things occur, they could harm our business. Changes in existing federal, state or foreign laws or regulations, or in the interpretation or enforcement of these laws, could also materially and adversely affect our business.

CHANGES IN GOVERNMENT REGULATION OF THE HEALTHCARE INDUSTRY COULD ADVERSELY AFFECT OUR BUSINESS.

         Federal and state legislative proposals are periodically introduced or proposed that would affect major changes in the healthcare system, nationally, at the state level or both. Future legislation, regulation or payment policies of Medicare, Medicaid, private health insurance plans, health maintenance organizations and other third-party payors could adversely affect the demand for our current or future products and our ability to sell our products on a profitable basis. Moreover, healthcare legislation is an area of extensive and dynamic change, and we cannot predict future legislative changes in the healthcare field or their impact on our industry or our business.



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WE ARE SUBJECT TO ANTI-TAKEOVER PROVISIONS IN OUR CHARTER THAT COULD DELAY OR
PREVENT AN ACQUISITION OF OUR COMPANY, EVEN IF SUCH AN ACQUISITION WOULD BE BENEFICIAL TO OUR STOCKHOLDERS.

         Certain provisions of our certificate of incorporation, our bylaws and Delaware law could, together or separately, delay or prevent a third party from acquiring us, even if doing so might be beneficial to our stockholders. These provisions may also limit the price that investors might be willing to pay for shares of our common stock. Some of these provisions:

               -    establish a classified board of directors;

               - authorize the issuance of preferred stock with rights and privileges which could be senior to the common stock, without prior stockholder approval;

               - limit the right of stockholders to call a special meeting of stockholders; and

               -    prohibit stockholder action by written consent.

         Additionally, in December 1999, the Board of Directors of IRIS approved and adopted a shareholders rights plan. Under the terms of the plan, each shareholder of record at the close of business on February 7, 2000 will receive rights to purchase shares of a new Series C Preferred Stock. Each share of Series C Preferred Stock would be the economic equivalent of 1,000 shares of IRIS Common Stock. The Company currently has approximately 9.3 million outstanding shares of common stock. The rights will be exercisable only if a person or group acquires 20% or more of the IRIS Common Stock, or announces a tender offer for 20% or more of the IRIS Common Stock, without board approval. If the rights are triggered, all stockholders (except the hostile party) will be entitled to purchase shares of the Series C Preferred Stock at a price based on a substantial discount from the market price of the IRIS Common Stock. The Board of Directors may terminate the plan at any time or redeem the rights prior to their becoming exercisable.

         We also are subject to Section 203 of the Delaware General Corporation Law which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any of a broad range of business combinations with any "interested stockholder" for a period of three years following the date that such stockholder became an interested stockholder.

DEFECTIVE PRODUCTS MAY SUBJECT US TO LIABILITY.

         Our products are used to gather information for medical decisions and diagnosis. Accordingly, the manufacture and sale of our products entails an inherent risk of product liability arising from an inaccurate, or allegedly inaccurate, test result. We currently maintain product liability insurance coverage for up to $1.0 million per incident and up to an aggregate of $2.0 million per year. We also currently maintain a product liability umbrella policy for coverage of claims aggregating more than $5.0 million. Although management believes this liability coverage is sufficient protection against future claims, there can be no assurance of the sufficiency of these policies. We have not received any indication that our insurance carrier will not renew our product liability insurance at or near current premiums; however, we cannot guarantee that this will continue to be the case. In addition, any failure to



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comply with Federal Drug Administration regulations governing manufacturing practices could hamper our ability to defend against product liability lawsuits.



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